Debevoise & Plimpton LLP 65 Gresham Street London EC2V 7NQ Tel +44 20 7786 9000 Fax +44 20 7588 4180

August 23, 2016

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Dear Ms. Suzanne Hayes:

Re:	China Life Insurance Company Limited

Form 20-F for the Year Ended December 31, 2015

File No. 001-31914

We refer to your letter dated August 16, 2016 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments by September 14, 2016.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9010.

Sincerely,

/s/ James C. Scoville

James C. Scoville

www.debevoise.com

Debevoise & Plimpton LLP is a registered limited liability partnership established under the laws of the State of New York.

It is authorized and regulated by the Solicitors Regulation Authority under number 264277. A list of the partners is open to inspection at the above address.